UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 5, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Electronic Arts Inc.

File No. 000-17948 - CF#28032

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Electronic Arts Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 10, 2009.

Based on representations by Electronic Arts Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through	March 31, 2015
Exhibit 10.2	through	March 31, 2015
Exhibit 10.3	through	March 31, 2013
Exhibit 10.4	through	March 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Barbara C. Jacobs
Assistant Director